An annual meeting of shareholders of Neuberger Berman New York Intermediate Municipal Fund Inc. was held on March 8, 2005. Shareholders voted on the following matter: (1) To elect five Class III Directors (one of which is to be elected only by holders of the Funds preferred stock) to serve until the annual meeting of stockholders in 2008, or until their successors are elected and qualified. Class I and II Directors continue to hold office until the annual meeting in 2006 and 2007, respectively.

Proposal 1 - To elect five Class III Directors (one of which is to be elected only by holders of the Funds preferred stock) to serve until the annual meeting of stockholders in 2008.


Common and Preferred Shares
		 	             Votes	 Votes			Broker
		    Votes For        Against	Withheld   Abstentions	Non-Votes
Robert A. Kavesh:    5,439,803.000 	-    63,381.000 	-	   -
Edward I. O'Brien:   5,444,803.000 	-    58,381.000 	-	   -
William E. Rulon:    5,439,803.000 	-    63,381.000 	-	   -
Candace L. Straight: 5,440,176.000 	-    63,008.000 	-	   -

Preferred Shares
				Votes	 Votes		         Broker
		  Votes For	Against	 Withheld Abstentions	Non-Votes
Howard A. Mileaf: 1,910.000 	  -	    0	        -	    -